SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FONA, INC.

(Name of Issuer)

Common Stock, $.001 par value.

(Title of Class of Securities)

344434 10 5

(CUSIP Number)

Steve B. Warnecke

1026 Anaconda Drive

Castle Rock, CO 80302

(303) 513-3510

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344434 10 5
1	Names of Reporting Person.	Evolutionary Genomics, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	5,933,423
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	5,933,423
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	5,933,423
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	75.16%
14	Type of Reporting Person	CO

CUSIP No. 344434 10 5
1	Names of Reporting Person.	Steve B. Warnecke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	5,933,423 (1)(2)
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	5,933,423 (1)(2)
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	75.16% (1)(2)
14	Type of Reporting Person	IN

(1)  Mr. Warnecke may be deemed to have voting and dispositive control over 5,933,423 shares of common stock held by Evolutionary Genomics, Inc. Mr. Warnecke is Chief Executive Officer and one of three directors of Evolutionary Genomics, Inc. and holds 782,539 shares of Series B-2 preferred stock (“Series B-2”), representing 64.2% of the issued and outstanding Series B-2, and 1,032,780 shares of common stock, representing  26.8% of the issued and outstanding common stock of Evolutionary Genomics, Inc.

(2)  Mr. Warnecke disclaims beneficial ownership of the reported securities and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed on behalf of Evolutionary Genomics, Inc., a Delaware corporation (“Reporting Person” or “Evolutionary Genomics”) and Steve B. Warnecke (the “Principal” and, together with Evolutionary Genomics, the “Reporting Persons”).

Item 1.

Security and Issuer

Securities acquired: Common Stock, $.001 value (“Common Stock”)

Issuer:

Fona, Inc. (the “Issuer”)

1026 Anaconda Drive

Castle Rock, CO 80302

Item 2.

Identity and Background

(a)

This statement is filed by:

(i)  Evolutionary Genomics, Inc., a Delaware corporation, which is the holder of record of approximately 75.16% of the Issuer’s outstanding common stock, $0.001 par value (the “Common Stock”)  based on the number of shares of Common Stock outstanding (7,894,111) as of June 30, 2014, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 19, 2014;

(ii)  Steve B. Warnecke, a United States citizen is the beneficial holder of 5,933,423 shares of the issued outstanding shares of common stock of the Issuer.

(b)

The address of the principal business and principal office of each Reporting Person is 1026 Anaconda Drive, Castle Rock, CO 80108.

(c)

The principal occupation of Mr. Warnecke is Chief Executive Officer of Evolutionary Genomics, Inc., as well as President, Chief Executive Officer and Chief Financial Officer and Chairman of the Board of the Issuer.

(d)

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

Evolutionary Genomics is a Delaware corporation. Mr. Warnecke is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently owned or beneficially owned by the Reporting Persons was $255,000, $145,000 paid on June 6, 2014 and $110,000 paid on October 1, 2014. The source of these funds was the working capital of Evolutionary Genomics.

Item 4.

Purpose of the Transaction

On June 6, 2014, Evolutionary Genomics, Inc. (“Evolutionary Genomics”) entered into a Securities Purchase Agreement (the “First SPA”) whereby Michael Friess, the former Chairman of the Board, President and Chief Executive of Fona, Inc. (“Fona” or the “Company”), and Sanford Schwartz, member of the Company’s Board of Directors (the “Board”), agreed to sell, and Evolutionary Genomics, agreed to purchase, 366,000 shares of Common Stock from each of Messrs. Friess and Schwartz for an aggregate purchase price consideration of $145,000.  The First SPA further gave Evolutionary Genomics an option to purchase an additional 1,611,475 shares of Common Stock from each of Messrs. Friess and Schwartz for an aggregate purchase price consideration of $10,000 (the “Friess-Schwartz Option”).

In conjunction with the First SPA, Evolutionary Genomics entered into a Securities Purchase Option Agreement with Nick Boosalis, a shareholder of the Company, Desfaire, Inc., a Minnesota corporation and affiliate of Nick Boosalis, and The Boosalis Group, Inc., a Minnesota corporation and also an affiliate of Nick Boosalis, for the purchase of an option to acquire an aggregate of 2,252,233 shares of Common Stock (the “Boosalis Option”).

On October 1, 2014, Evolutionary Genomics entered into a Securities Purchase Agreement (the “Second SPA”) with Michael Friess, Sanford Schwartz, Nick Boosalis, Desfaire, Inc. and The Boosalis Group, Inc., pursuant to which, in consideration of $110,000, Evolutionary Genomics purchased, in the aggregate, 5,201,423 shares (the “Shares”) of the Company’s Common Stock.  Mr. Warnecke, the Fona’s Chief Financial Officer, Treasurer Secretary and a Director prior to the Second SPA, is the Chief Executive Officer of Evolutionary Genomics and holder of 782,539 shares of the Series B-2 Preferred Stock, representing 64.2% of the issued and outstanding shares of preferred stock of Evolutionary Genomics, and 1,032,780 shares of commons stock, or 26.8% of the issued and outstanding common stock of Evolutionary Genomics.

As a result of the Second SPA, there was a change in control of the Company.  Evolutionary Genomics currently owns 5,933,423 shares of the Company’s Common Stock, or 75.16%.  The source of the funds for the purchase price for the shares of Common Stock was the working capital of Evolutionary Genomics. Other than the consummation of the Agreement and Plan of Merger dated June 6, 2014 by and among Evolutionary Genomics, EG I, LLC, a Colorado limited liability company, the Company, Fona Merger Sub, Inc., a Delaware corporation and Fona Merger Sub, LLC, a Colorado limited liability company (the “Merger Agreement”), there are no plans or proposals which relate to, or could result in, a further change in control at this time.  The Company and the Board may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to a change in control.

Simultaneously with the closing of the Second SPA, (i) Virginia Orndorff and Mark Boggess were appointed as directors of the Company by the Board, effective 10 days after an information statement on Schedule 14F-1 is mailed to the Company’s shareholders, (ii) Messrs. Friess and Schwartz’s voluntarily resigned as officers and directors of the Company, effective immediately, (iii) Steve B. Warnecke, the Company’s Chief Financial Officer, was appointed Fona’s President, Chief Executive Officer and Chairman of the Board effective immediately and (iv) Walter Messier was appointed the Company’s Secretary and Treasurer, effective immediately.

Further, on October 1, 2014, as part of the Second SPA the Friess-Schwartz Option and the Boosalis Option were cancelled.

The Reporting Persons may make further acquisitions of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock or shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.

Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person (on the basis of a total of 7,894,111 Common Stock outstanding as of June 30, 2014, as reported by the Issuer quarterly report on Form 10-Q filed by the Issuer with the SEC on August 19, 2014) are as follows:

Evolutionary Genomics, Inc.
a)		Amount beneficially owned: 5,933,423	Percentage: 75.16%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,933,423
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,933,423
	iv.	Shared power to dispose or to direct the disposition of:	0

Steve B. Warnecke
a)		Amount beneficially owned: 5,933,423	Percentage: 75.16%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,933,423
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,933,423
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in Common Stock during the 60 days preceding the date of this report.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference in this Item 6 as if fully set forth herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.

Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2

Securities Purchase Agreement, dated as of October 1, 2014, by and among Michael Friess, Sanford Schwartz, Nick Boosalis, Desfaire, Inc., a Minnesota corporation, The Boosalis Group, Inc., a Minnesota corporation and Evolutionary Genomics, Inc.

Exhibit 99.3	Securities Purchase Agreement, dated as of June 6, 2014, by and among Michael Friess, Sanford Schwartz and Evolutionary Genomics, Inc. included as an exhibit to Schedule 13D filed on June 16, 2014.

Exhibit 99.4

Securities Purchase Option Agreement dated as of June 6, 2014, by and among Nick Boosalis, Desfaire, Inc., a Minnesota corporation, The Boosalis Group, Inc., a Minnesota corporation and Evolutionary Genomics, Inc. included as an exhibit to Schedule 13D filed on June 16, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2014

EVOLUTIONARY GENOMICS, INC.

	By:	/s/ Steve Warnecke
	Name:	Steve Warnecke
	Title:	Chief Executive Officer

/s/ Steve Warnecke
	Name:	Steve Warnecke, individually